UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42155

Ping An Biomedical Co., Ltd.
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 22, 2026, Ping An Biomedical Co., Ltd. (the “Company”) entered into a letter of intent with Future Biotechnology Group Co., Limited, for the planned acquisition (the “Planned Acquisition”) of three tumor cell-related medical technology patents covering areas including oncology diagnosis and treatment, cell detection and bioengineering, and biomarker and DNA probe technologies, for a consideration ranging from US 2 million to US 2.5 million. The Planned Acquisition shall be subject to a final acquisition agreement to be subsequently prepared and executed by the parties.

On October 22, 2026, the Company issued a press release, a copy of which is filed as Exhibit 99.1 hereto, and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: October 26, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairperson of the Board of Directors

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